UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number 333-105024

CASCADES INC.

404 Marie-Victorin Blvd.

Kingsey Falls, Quebec

Canada J0A 1B0

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 30, 2012, Cascades Inc., Cascades USA Inc. and Cascades Europe SAS, as borrowers, entered into a Fourth Amendment (the “Credit Agreement Amendment”) to the Credit Agreement, dated as of February 10, 2011, with National Bank of Canada, as Adminitrative Agent, The Bank of Nova Scotia, as Collateral Agent and the lenders from time to time party hereto. The Credit Agreement Amendment (i) extends the maturity date of the facility to February 10, 2016, (ii) reduces the applicable margins (or rates) in respect of borrowings under the facility, (iii) adjusts which party is responsible for payment of acceptance fees as a result of the change of rates, and (iv) adjusts the amount of the commitments of certain lenders.

This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission by Cascades Inc. for the purpose of providing the Credit Agreement Amendment, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Exhibit Number	Document

10.1	Fourth Amendment to the Credit Agreement, dated as of August 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

By:	/s/ Robert F. Hall
Name:	Robert F. Hall
Title:	Vice President, Legal Affairs and Corporate Secretary

Date: September 17, 2012

Exhibit Index

Exhibit Number	Document

10.1	Fourth Amendment to the Credit Agreement, dated as of August 30, 2012